DynaMotive Energy Systems Corporation

                                FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                          FOR October 25, 2005

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 230-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

DYNAMOTIVE ENERGY      Angus Corporate Centre   877.863.2268 - Toll Free
SYSTEMS CORPORATION     230 - 1700 West 75th Ave 604.267.6000 - Telephone
                           Vancouver BC             604.267.6005 - Facsimile
                           Canada V6P 6G2           www.dynamotive.com

[Dynamotive Logo]



October 24, 2005


Dear Fellow Shareholder:

DynaMotive is in negotiations to secure up to US$15 million in financing through the issuance of Preferred Shares to a group of US investors. The proposed terms of these shares are described in the accompanying Information Circular which we are providing to you for a shareholders' meeting we have convened for November 21, 2005. The extraordinary meeting is being called because the Company needs your approval to make some changes to its constituting documents which are legally necessary in order to create the Preferred Shares. Your directors feel that this financing will put DynaMotive on a sound financial footing and allow it to accelerate its business now that our first commercial plant is up and running.

On behalf of the Board, I urge each shareholder to either attend the meeting in person to hear about our plans for this financing or if you are unable to attend, please either mail in your proxy or take advantage of the new method of internet voting described in these materials.

We ask that you vote in favour of approving the changes to our Articles that will permit this financing to proceed.

Thank you for your support.


On behalf of the Board,




R. Andrew Kingston
President and Director

                      DynaMotive Energy Systems Corporation
                        Suite 230 - 1700 West 75th Avenue
                      Vancouver, British Columbia, V6P 6G2
             Telephone No.: (604) 267-6013  Fax No.: (604) 267-6005

                     NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

Take Notice that the special meeting (the "Meeting") of Shareholders of DynaMotive Energy Systems Corporation (the "Company") will be held at 1500 - 1055 West Georgia Street, Vancouver, British Columbia, on November 21, 2005 at 2:00 p.m., local time, for the following purposes:

1. Preferred Shares - To consider and if thought fit, approve an ordinary resolution to cancel the existing special rights and restrictions attached to the Class "A" Preferred shares and to adopt new special rights and restrictions attached to the Class "A" Preferred shares, as more particularly set out in the attached information circular prepared for the Meeting.

2. Other Matters - To consider any permitted amendment to or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof. Management is not aware of any other matters which are expected to come before the Meeting.

An Information Circular accompanies this Notice. The Information Circular contains details of the matters to be considered at the Meeting.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy, or another suitable form of proxy, and deliver it in accordance with the instructions set out in the form of proxy and in the Information Circular.

Shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy and in the Information Circular to ensure that their shares will be voted at the Meeting.

Dated at Vancouver, British Columbia, this 24th day of October, 2005.

BY ORDER OF THE BOARD



Robert Andrew Kingston
Chief Executive Officer

                     DynaMotive Energy Systems Corporation
                       Suite 230 - 1700 West 75th Avenue
                     Vancouver, British Columbia, V6P 6G2
             Telephone No.: (604) 267-6013  Fax No.: (604) 267-6005

                          INFORMATION CIRCULAR
                         as at October 12, 2005

This Information Circular is furnished in connection with the solicitation of proxies by the management of DynaMotive Energy Systems Corporation (the "Company") for use at the special meeting (the "Meeting") of its shareholders to be held on November 21, 2005 at the time and place and for the purposes set forth in the accompanying notice of the Meeting. In this Information Circular, references to "the Company", "DynaMotive", "we" and "our" refer to DynaMotive Energy Systems Corporation. "Shares" means common shares in the capital of the Company. "Beneficial Shareholders" means shareholders who do not hold Shares in their own name and "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

                         GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the "Proxy") are officers of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

The only methods by which you may appoint a person as proxy are submitting a proxy by mail, hand delivery or fax.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

    (a) each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

    (b)   any amendment to or variation of any matter identified therein, and

    (c)   any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Shares represented by the Proxy for the approval of such matter.

                                      -2-
Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by:

    (a) completing, dating and signing the enclosed form of proxy and returning it to the Company's transfer agent, Computershare Investor Services Inc., by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, by mail or by hand to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

    (b) using a touch-tone phone to transmit voting choices to a toll free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder's account number and the proxy access number; or

    (c) using the internet through the website of the Company's transfer agent at www.computershare.com/ca/proxy. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder's account number and the proxy access number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Shares).

If Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Shares will not be registered in the shareholder's name on the records of the Company. Such Shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

If you are a Beneficial Shareholder:

You should carefully follow the instructions of your broker or intermediary in order to ensure that your shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and in Canada. ADP mails a voting instruction form in lieu of a Proxy provided by the Company. The voting instruction form will name the same persons as the Company's Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than the persons designated in the voting instruction form, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to ADP by mail or facsimile or given to ADP by phone or over the internet, in accordance with ADP's instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. If you receive a voting instruction form from ADP, you cannot use it to vote Shares

                                      -3-
directly at the Meeting - the voting instruction form must be completed and returned to ADP, in accordance with its instructions, well in advance of the Meeting in order to have the Shares voted.

Although, as a Beneficial Shareholder, you may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a) executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder's authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Investor Services Inc. or at the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, P. O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b) personally attending the Meeting and voting the registered shareholder's Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

      INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than as set out herein.

          VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors of the Company has fixed October 17, 2005 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Shares voted at the Meeting.

As of October 12, 2005, there were 117,443,817 Shares without par value issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Shares. The Company is also authorized to issue an unlimited number of Class "A" Preferred voting shares. There are no Class "A" Preferred voting shares issued and outstanding as at October 12, 2005.

To the knowledge of the directors and executive officers of the Company, no persons or corporations beneficially owned, directly or indirectly, or exercised control or direction over, Shares carrying more than 10% of the voting rights attached to all outstanding Shares of the Company as at October 12, 2005.

                                      -4-
                      COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

See the Information Circular filed on Sedar for the Annual and Special Meeting of the Company held on June 27, 2005, for compensation of the Company's executive officers. Since the year end of the Company, 200,000 stock options, exercisable at US$.48 per share and expiring on January 21, 2009, have been granted to Brian Richardson.

      SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Company has a Stock Option Plan (the "Plan"), enabling the Company to provide its directors, officers and employees with an opportunity to share in increases in the value of the Company's shares. The Plan is intended to attract and retain the services of directors, officers, employees and consultants to the Company for the benefit of the Company and its shareholders and to provide additional incentive for such directors, officers and employees to continue to work in the best interests of the Company and its shareholders through continuing ownership of its Common Stock. At
October 12, 2005, 4,387,822 options were issuable under the Plan and 13,228,691 options were outstanding at exercise prices ranging from $0.20 to $1.50 per common share.

In December 1998 the directors of the Company approved the adoption of a stock appreciation rights plan (the "SAR Plan") under which the Company can grant SARs to employees and directors of the Company entitling the holder to receive compensation from the Company based upon the difference in any appreciation in the market value of the Company's Shares of common stock from the bench mark date and current market price of when the SAR is granted by the Company. The SARs vest as the Company achieves stock values as defined in the SAR Plan. The Company has the sole exclusive election to pay the redemption price either in cash, in Shares, or in any combination of the cash and Shares equivalent to the aggregate value of the redemption price. There have been no grants of SARs for the last four years. As at December 31, 2004, 300,000 SARs were outstanding of which 200,000 have vested, having met the first and second vesting provisions of the SAR Plan.

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2004.

Equity Compensation Plan Information

|---------------------------------------------------------------------------------|
|                    |Number of       |                    |Number of securities  |
|                    |securities to be|                    |remaining available   |
|                    |issued upon     |                    |for future issuance   |
|                    |exercise of     |Weighted-average    |under equity          |
|                    |outstanding     |exercise price of   |compensation plans    |
|                    |options,        |outstanding         |(excluding securities)|
|                    |warrants and    |options, warrants   |reflected in column   |
|                    |rights          |and rights          |(a))                  |
|---------------------------------------------------------------------------------|
|Plan Category       |      (a)       |       (b)          |       (c)            |
|---------------------------------------------------------------------------------|
|                    |                |                    |                      |
|Equity compensation |11,939,723      |$0.38               |2,029,747             |
|plans approved  by  |Options         |                    |Options               |
|securityholders     |                |                    |                      |
|(the Plan)          |                |                    |                      |
|---------------------------------------------------------------------------------|
|Equity compensation |300,000 SARs    |$0.40               |Nil                   |
|plans not approved  |                |                    |                      |
|by securityholders  |                |                    |                      |
|(the SAR Plan)      |                |                    |                      |
|---------------------------------------------------------------------------------|
|Total               |12,239,723      |$0.38               |2,029,747             |
|---------------------------------------------------------------------------------|

                  INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end most recently completed financial year or as at the date hereof.

                                      -5-
              INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended December 31, 2004 except as has been previously disclosed in our Information Circular sent to Shareholders.

                                MANAGEMENT CONTRACTS

The business of the Company is managed by its directors and officers and the Company and has no executive management agreements with persons who are not officers or directors of the Company. The Company does retain consultants from time to time who may be responsible for investor awareness, financing sources, brokerage liaison and similar functions.

                       PARTICULARS OF MATTERS TO BE ACTED UPON

Alteration of Class "A" Preferred Shares

Background to the Transaction - Potential US$15 million Financing

The Company retained an investment banker to assist in securing financing and as a result the Company has been in negotiations with a US based investor on behalf of a syndicate of investors to invest between US$7 million and US$15 million of financing (the "Financing") through the issuance of 7% Convertible Preferred Shares ("7% Preferred Shares"). In order to permit these negotiations to consummate, the Company is required to amend its Articles to permit the creation of 7% Preferred Shares with the rights and restrictions contemplated by the financing proposal. The Company's current class of Class "A" Preferred Shares are not appropriate because they are limited to Cdn$5 par value shares with a right of one vote per share.

The negotiations contemplate that the 7% Preferred Shares shall, with respect to dividend rights and rights of winding up and liquidation rank prior to all current and future classes of the Company's common stock. In addition, upon a liquidation, dissolution or winding up of the Company (whether voluntary or involuntary and including any change of control, merger, liquidation or sale of substantially all of its assets), the 7% Preferred Shares will be entitled to a priority on liquidation in an amount equal to the greater of 150% of the original issue amount or the amount that a holder would be entitled to receive had such 7% Preferred Shares been converted into common shares immediately prior to the event. The 7% Preferred Shares, (plus accrued and unpaid dividends) shall be convertible at the election of the holder, into shares of common stock at a conversion price which is the lower of a 15% premium over market when they are issued and US$0.60 per share. The 7% Preferred Shares will have anti-dilution protection which means the conversion price will be lowered to the issue price used in the issuance from treasury of any common shares (or rights to acquire common shares) of the Company while the 7% Preferred Shares are outstanding, except for certain limited issuances including up to $2 million of common shares during any 24-month rolling period if they are issued at a price of no less than US$0.40 per share. Anti-dilution protection will not apply to common shares issued in connection with management incentive option grants as well as non-financial strategic transactions such as acquisitions.

Dividends will be payable on the 7% Preferred Shares at the rate of 7% per annum, payable quarterly, in cash or, at the Company's option if certain trading volume tests are satisfied, in common shares of the Company. The 7% Preferred Shares will be redeemable by the Company at its option after two years from issuance providing the Company's common shares trade on a national market and meet certain minimum volume, share price and liquidity requirements. Unless the shares are converted, repurchased or redeemed in accordance with their terms, the Company is required to redeem them on the 6th anniversary of their issuance date. In addition to the 7% Preferred Shares, investors are expected to receive five-year common share warrant coverage, exercisable at a premium to market in an amount equal to 35% of the common shares which would be issuable on the conversion of the 7% Preferred Shares. Holders of the 7% Preferred Shares shall be entitled to vote on an as-if-converted basis on all matters which the common shareholders are entitled to vote upon. The terms of the 7% Preferred Shares will permit one representative of the holders of the 7% Preferred Shares to be appointed to the Company's Board. As a consequence of the issuance of the 7% Preferred

                                      -6-
Shares, the Company has agreed to certain restrictive covenants in connection with the payment of dividends, redemption of other securities, issuance of debt and equity securities which would rank superior or pari passu with the 7% Preferred Shares. In addition, the Company may not issue indebtedness other than non-recourse secured project indebtedness without the consent of the holders of the 7% Preferred Shares. Holders of the 7% Preferred Shares will also be entitled to a pre-emptive right to participate pro rata in other equity security allotments of the Company on an as-if-converted basis until the 3rd anniversary of the issuance date of the 7% Preferred Shares.

The foregoing terms are a general description of the securities under negotiation and may be subject to additional modifications in the discretion of the Company's directors prior to completion. In any event, however, it is a pre-condition that the Company adopt the required change in the Articles of the Company so as to permit the directors to create and issue an unlimited number of 7% Preferred Shares in series, and to have the right and authority to affix to each series, such rights, restrictions, designations or preferences as the directors determine are in the best interests of the Company. A vote in favour of the transaction will provide the directors with wide latitude to conclude negotiations on the aforementioned financing as well as to create other series of Class "A" Preferred Shares, subject to the rights of the 7% Preferred Shares and corporate law.

The directors of the Company unanimously recommend that shareholders vote in favour of the resolution authorizing the alteration to the Articles in the form attached to this Information Circular as Schedule A.

The proposed financing is subject to a number of conditions for the benefit of the potential investors, including completion of satisfactory due diligence and the negotiations of acceptable documentation. Accordingly, there is no assurance that the proposed financing will complete on the above terms or any terms at all. The change to the Articles, if approved by the shareholders, is not contingent on the financing completed and will be effective when filed by the Company. It is likely that the number of shares potentially issuable to the holders of 7% Preferred Shares will be sufficient to materially affect control of the Company. For example, assuming a US$0.60 conversion price, 25 million 7% Preferred Shares will be issuable and convertible into common shares on a one-for-one basis and excluding the shares payable in dividends and any shares possibly issuable as a consequence of the anti-dilution clause reducing the exercise price over time. The full syndicate of investors of the 7% Preferred Shares has not been identified to management as of the date of this Information Circular and it is possible that there will only be a few investors whose holdings, taken together, will materially affect control of the Company. The negotiations currently contemplate that if the issue price of the 7% Preferred Shares based on the prevailing market price is US$0.55 or less (and there is no minimum price) Dynamotive can reduce the financing size to US$7 million.

The directors of the Company are proposing that the Company eliminate the par value of the existing Class "A" Preferred Shares, cancel the existing special rights and restrictions attached to the Class "A" Preferred Shares and adopt new special rights and restrictions for the Class "A" Preferred Shares. Pursuant to the Articles of the Company, altering of the Class "A" Preferred Shares requires the approval of the shareholders of the Company by ordinary resolutions. An ordinary resolution is a resolution approved by a majority of the votes cast at the Meeting. Shareholders will be requested to approve the following ordinary resolutions which are inter-dependent and, hence, presented as a single resolution for voting because they must all be passed in order for any to be effective:

    Resolved as ordinary resolutions that:
    1.   The Articles of the Company be altered by:

         (a) changing all of the unissued Class "A" Preferred Shares each with a par value of $5.00 into Class "A" Preferred Shares with no par value;

         (b) deleting the existing Article 26 which sets out the special rights and restrictions attached to the Class "A" Preferred shares; and

         (c) adding to the Articles of the Company Article 26 in the form attached hereto as Schedule A which will govern the Class "A" Preferred shares and which authorizes the directors, in future, to issue them in series and attach specific rights and restrictions to each such series within the requirements of Schedule A.

                                      -7-
    2. The directors of the Company instruct its agents to file a Notice of Alteration to a Notice of Articles of the Company to reflect the deletion of the form rights and restrictions and addition of special rights and restrictions to the Class "A" Preferred shares without par value.

    3. The directors be authorized to delay or abandon the implementation of these resolutions in their discretion.

The Board of Directors recommends that shareholders vote in favour of the resolutions as the Company needs financing in order to continue its operations. After reviewing the available sources of capital the directors are satisfied that the transaction described above reflects market terms for available capital and is in the Company's best interests. In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote in favour of the resolutions.

                          ADDITIONAL INFORMATION

Additional information relating to the Company is on www.Sedar.com. Financial information is provided in the Company's comparative financial statements and management discussion and analysis for its most recently completed financial year. The Company will provide to any person or company, upon request to Laura Santos, Secretary of the Company, one copy of the comparative financial statements of the Company filed with the applicable securities regulatory authorities for the Company's most recently completed financial year in respect to for which such financial statements have been issued, together with the report of the auditor, related management's discussion and analysis and any interim financial statements of the Company filed with the applicable securities regulatory authorities subsequent to the filing of the annual financial statements.

Copies of the above documents will be provided free of charge to security holders of the Company. The Company may require the payment of a reasonable charge from any person or company who is not a security holder of the Company, who requests a copy of any such document. The foregoing documents are also available on Sedar at www.Sedar.com.

                                OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the board of directors of the Company.

Dated at Vancouver, British Columbia, this 24th day of October, 2005.

BY ORDER OF THE BOARD



Robert Andrew Kingston
Chief Executive Officer

                                    SCHEDULE A

  Special Rights and Restrictions attached to the Class "A" Preferred Shares of DynaMotive Energy Systems Corporation, effective November 21, 2005.

                                   ARTICLE 26

     SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO CLASS "A" PREFERRED SHARES

26.1 The Class "A" Preferred shares as a class shall have attached to them the special rights and restrictions specified in this Article 26.

26.2 The Class "A" Preferred shares may be allotted and issued in one or more series.

26.3 Subject to the British Columbia Business Corporations Act, the directors may from time to time, by resolution, if none of the Class "A" Preferred shares of any particular series are issued, alter the Articles of the Company and authorize the alteration of the Notice of Articles of the Company, as the case may be, to do one or more of:

     (a) determine the maximum number of shares of that series that the Company is authorized to issue, determine that there is no such maximum number (except to the extent of the class number), or alter any such determination;

     (b) create an identifying name for the shares of that series, or alter any such identifying name;

     (c) attach special rights or restrictions to the shares of that series, including, but without limiting or restricting the generality of the foregoing, the rate or amount of dividends
          (whether conditionally, cumulative, non-cumulative or partially cumulative), the dates and places of payment thereof, the consideration for, and the terms and conditions of, any purchase for cancellation or redemption thereof (including redemption after a fixed term or at a premium), conversion or exchange rights into any other securities of the Company, the terms and conditions of any share purchase plan or sinking fund, restrictions respecting payment of dividends on, or the repayment of capital in respect of, any other shares of the Company and voting rights and restrictions; or alter any such special rights or restrictions; but no such special right or restriction shall contravene the provisions of subclause (4) of this Article.

26.4 The holders of Class "A" Preferred shares shall be entitled, on the liquidation or dissolution of the Company, whether voluntary or involuntary, or on any other distribution of its assets among its shareholders for the purpose of winding up its affairs, to receive, before any distribution is made to the holders of Common shares or any other shares of the Company ranking junior to the Class "A" Preferred shares with respect to repayment of capital on the liquidation or dissolution of the Company, whether voluntary or involuntary, or on any other distribution of its assets among its shareholders for the purpose of winding up its affairs, the amount paid up with respect to each Class "A" Preferred share held by them, together with any liquidation or other applicable premium (if any) thereon, all accrued and unpaid cumulative dividends (if any and if preferential) thereon, which for such purpose shall be calculated as if such dividends were accruing on a day-to-day basis up to the date of such distribution, and all declared and unpaid non-cumulative dividends (if any and if preferential) thereon. After payment to the holders of Class "A" Preferred shares of the amounts so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Company except as specifically provided in the special rights and restrictions attached to any particular series.

DYNAMOTIVE ENERGY SYSTEMS CORPORATION

                                             Computershare
                                             9th Floor, 100 University Ave
                                             Toronto, Ontario M5J 2Y1
                                             www.computershare.com




                                  Security Class

                                  Holder Account Number



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Form of Proxy - Special Meeting to be held on November 21, 2005
----------------------------------------------------------------------------

This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy
1. Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!
Voting by mail may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.
Voting by mail or by Internet, are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call.
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To Vote Using the Telephone                To Vote Using the Internet
(Only Available Within Canada
and U.S)
- Call the toll free number listed         - Go to the following web site:
  BELOW from a touch tone telephone          www.computershare.com/ca/proxy
  There is NO CHARGE for this call.
  1-866-732-VOTE (8683)
- Proxy Instructions must be received      - Proxy Instructions must be
  by 2:00 pm,Pacific Time,                   received by 2:00 pm,
  on November 17, 2005.                      Pacific Time, on November 17,
                                             2005.


To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER              HOLDER ACCOUNT NUMBER         ACCESS NUMBER

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Proxies submitted must be received by 2:00 pm, Pacific Time, on November 17,
2005

Appointment of Proxyholder
--------------------------
The undersigned "Registered           Print the name
Shareholder" of Dynamotive            of the person you       |------------|
Energy Systems Corporation            are appointing if       |            |
(the "Corporation") hereby        OR  this person is someone  |            |
appoints: Robert Andrew               other than the          |------------|
Kingston, CEO of the Company,         Chairman of the
or failing this person,               Meeting
Richard Lin, Chairman of the
Company,

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of Dynamotive Energy Systems Corporation to be held at Suite 1500 - 1055 West Georgia Street, Vancouver, BC on November 21, 2005 at 02:00 PM (Pacific Time) and at any adjournment thereof.

Resolution
----------
Management recommends a vote FOR the following resolution. Please read the resolution in full in the accompanying Information Circular.

                                                          For      Against
1 To delete the special rights and restrictions
  attached to the Class "A" Preferred shares with       |-----|     |-----|
  a par value of $5.00 each and create and attach new   |     |     |     |
  special rights and restrictions to the Class "A"      |     |     |     |
  Preferred shares with no par value as described       |-----|     |-----|
  in the Information Circular dated as at October 12, 2005.

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Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by management.

Signature(s)

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                                              Date